                                                                     EXHIBIT 2.1

                           SOUTHERN COMMUNITY BANCORP
                             250 North Orange Avenue
                             Orlando, Florida 32801

                               September 22, 2000


Dr. P. T. Fleuchaus
Chairman of the Board
Peninsula Bancorp, Inc.
1030 International Speedway Boulevard
Daytona Beach, Florida 32114

Mr. Thomas H. Dargan, Jr.
Chief Executive Officer
Peninsula Bank of Central Florida
1030 International Speedway Boulevard
Daytona Beach, Florida 32114

         RE:      MERGER OF PENINSULA BANCORP, INC., WITH
                  SOUTHERN COMMUNITY BANCORP

Gentlemen:

         On behalf of the Board of Directors of Southern Community Bancorp, a Florida corporation ("Southern"), I am pleased to submit this letter (the "Letter") to you setting forth certain understandings and agreements by and among Southern and Peninsula Bancorp, Inc., a Florida corporation ("Peninsula"), and Peninsula Bank of Central Florida, a Florida banking corporation (the "Bank"). In accordance with these understandings, Southern proposes to issue
0.625 shares of its common stock, par value $1.00 per share, in exchange for each issued and outstanding share of the common stock of Peninsula (the "Exchange Ratio"), in a transaction in which Peninsula would be merged with and into Southern, subject to the terms and conditions set forth in this Letter (the "Merger"). As a result of the Merger, the Bank would become a wholly-owned subsidiary of Southern.

         1. DUE DILIGENCE REVIEW. The Merger is subject to the opportunity for each party to conduct a due diligence investigation. Each party (including the bank subsidiaries of Southern and Peninsula) agrees to provide the other party and its authorized representatives, during a period of thirty (30) days, commencing on Monday, October 2, 2000 (the "Inspection Period"), with reasonable access to their respective books, records and operations and to make its senior management officials and authorized representatives (including counsel and independent public accountants) available to confer with the other party and its authorized representatives regarding

Dr. P. T. Fleuchaus
Mr. Thomas H. Dargan, Jr.
September 22, 2000
Page 2

their respective properties and business. In this connection, each party agrees to disclose and make available to the other party all books, papers and records relating to the assets, properties, operations, obligations and liabilities, as such other party may from time to time reasonably request during the Inspection Period. Such due diligence inspection may take place at a location other than on the premises of the parties' bank subsidiaries, at an alternative site or sites to be mutually agreed upon. Such due diligence inspections will be at the expense of the party conducting the investigation; provided, however, that any extraordinary copying or other expenses associated with the conduct of the due diligence investigation off-site will be assumed by party requiring such arrangements. Each party and its representatives will exercise their best efforts to conduct the examination of the books and records of the other party in a manner that will not be disruptive to the daily operations of the other party.

         Each party shall notify the other party within five days of the discovery of any fact, circumstance or condition or combination thereof, financial or otherwise, discovered during its due diligence which might impact that party's willingness to conclude the Merger on the terms and conditions set forth in this Letter.

         If either party determines, in its sole and absolute discretion, at any time prior to the execution of the Definitive Agreement described in paragraph 2, that the condition, financial or otherwise, of the other party is unsatisfactory, then such party may terminate its obligations under this Letter by giving written notice to that effect to the other party, and none of Southern, Peninsula, the Bank or their respective directors, officers, employees, agents or shareholders will have any further obligations or liability under this Letter, except as provided in paragraphs 8, 9 and 10 hereof.

         2. EXECUTION OF DEFINITIVE AGREEMENT. If neither party finds any adverse condition with respect to the other party during the Inspection Period, Peninsula, the Bank and Southern will negotiate in good faith to enter into a fully integrated definitive agreement (the "Definitive Agreement") setting forth in detail the terms and conditions governing the Merger, which terms and conditions will not be inconsistent with this Letter. If Peninsula, the Bank and Southern are unable to negotiate and execute a mutually agreeable Definitive Agreement within sixty (60) calendar days following the expiration of the Inspection Period, this Letter will terminate and none of Peninsula, Southern, the Bank or their respective directors, officers, employees, agents or shareholders will have any further obligations or liability whatsoever under this Letter, except as provided in paragraphs 8 and 9 hereof.

         3. CLOSING. It is expected that the closing of the transactions contemplated by the Definitive Agreement will take place as soon as possible after the execution of the Definitive Agreement at the earliest date that all of the conditions to closing have been satisfied, but in no event may the date of the closing (the "Closing Date") be later than fifteen (15) days following

Dr. P. T. Fleuchaus
Mr. Thomas H. Dargan, Jr.
September 22, 2000
Page 3

receipt of all necessary government and regulatory approvals and consents from any relevant government authorities, including the Board of Governors of the Federal Reserve System and the Florida Department of Banking and Finance (each, a "Government Authority, and collectively, the "Government Authorities").

         4. MERGER CONSIDERATION. The total consideration for the Merger shall be the obligation of Southern to issue shares of its common stock to the holders of shares of Peninsula's common stock in accordance with the Exchange Ratio; provided, however, that Southern's obligation to consummate the Merger shall be conditioned upon the sale by Southern of the minimum number of shares offered by its prospectus dated July 17, 2000, including any amendment thereto relating to the Merger, prior to the expiration date of such offering.

         5. REPRESENTATIONS, WARRANTIES, CONDITIONS AND COMMITMENTS. The Definitive Agreement will contain such representations, warranties, conditions and commitments as are customary or appropriate for a transaction of this kind. The Definitive Agreement will also contain customary covenants governing the conduct of the business of the Bank during the period between execution of the Definitive Agreement and the Closing Date, including, without limitation, that no material adverse change will occur in connection with the business, operations, working capital, assets, liabilities or financial condition or prospects of the Bank. The Definitive Agreement will provide that neither Peninsula nor the Bank will be involved in (or threatened by) litigation which creates any reasonable possibility that the Bank may incur a substantial loss.

         6. PARTICIPATION IN SOUTHERN'S BOARD OF DIRECTORS AND STOCK OPTION PLANS. The Definitive Agreement will provide that upon consummation of the Merger the Bank shall be entitled to designate four members of its board of directors, including its chief executive officer, to serve as members of Southern's board of directors. The Definitive Agreement will also provide that the benefits and rights currently outstanding under Peninsula's existing stock option plans will be preserved and continued, and the Bank's board of directors will be entitled to designate and direct the grant of additional stock options to the Bank's directors, executive officers and key employees up to an aggregate of 20% of the number of Southern's shares issued in the Merger, inclusive of the number of such options that would be outstanding on the effective date of the Merger pursuant to the terms of the Definitive Agreement.

         7. REGULATORY APPROVAL. The Definitive Agreement will provide that the Merger will be expressly conditioned upon the prior receipt of all necessary regulatory approvals or consents from all applicable Government Authorities. Peninsula and the Bank agree to cooperate and aid Southern in its applications or notices and agree to provide Southern with access to any records or information relative to the Bank that is reasonably necessary for or is required to be included in such applications or notices or that is required or requested by any such Government

Dr. P. T. Fleuchaus
Mr. Thomas H. Dargan, Jr.
September 22, 2000
Page 4

Authority. The Definitive Agreement will provide that Southern will file all necessary governmental notices and/or applications no later than thirty (30) calendar days after execution of the Definitive Agreement.

         8. EXCLUSIVE DEALING. For a period equal to the longer of (i) seventy-five (75) days from the date hereof, or (ii) if the Definitive Agreement has been executed, during the term thereof, and in each case except to the extent necessary for the directors of each of Peninsula and the Bank to comply with their fiduciary duties, neither Peninsula nor the Bank shall, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of the shares of Peninsula or the Bank, their assets or business, in whole or in part, whether through direct purchase, merger, consolidation or other business combination.

         9. CONFIDENTIALITY; NON-SOLICITATION. Each party hereto will, and will cause their respective representatives, officers, directors, agents or affiliates to, hold in confidence and not disclose, without the prior written consent of the other party, any material information about each other (the "Subject Information"), whether written or oral, that the one party, its representatives, officers, directors, agents or affiliates, has received from the other party or is or was privy to, which is not publicly available, including, without limitation, any information concerning the terms or substance of this Letter, except as may be required by law. The term "Subject Information" does not include any information that (i) at the time of disclosure is generally available to and known by the public, (ii) was available on a nonconfidential basis from a source other than one of the parties, or (iii) was independently acquired or developed without violating any obligation under this Letter. Southern agrees that, for a period of two years from the date hereof, neither Southern nor any of its affiliates will employ or solicit to employ any of the current officers or employees of Peninsula or the Bank, so long as they are employed by Peninsula or the Bank, without obtaining the prior written consent of Peninsula or the Bank. The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

         10. PUBLIC ANNOUNCEMENT; PRESS RELEASES. The parties agree that they will jointly make a public announcement with respect to the execution of this Letter and the transactions contemplated hereby promptly after any acceptance of the terms of this Letter by Peninsula and the Bank. Any press releases or other public disclosures relating to the execution of this Letter or the Definitive Agreement shall be mutually agreed upon by the parties before their dissemination to the public.

         11. EXPENSES; BROKERS. Whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to the negotiations, preparation of agreements and consummation of the Merger, including attorneys fees. Each party represents to the others that it has dealt with no finder or broker in connection with this Letter or the Merger, and agrees to indemnify and hold the others harmless from any loss, liability or expense (including without limitation attorneys' fees) resulting from the indemnifying party's breach of such representation.

Dr. P. T. Fleuchaus
Mr. Thomas H. Dargan, Jr.
September 22, 2000
Page 5

         12. AMENDMENT, MODIFICATION OR EXTENSION. This Letter may not be amended, modified or extended, except by a written instrument signed by all of the parties hereto.

         13. ASSIGNMENT. The parties agree that their respective rights and obligations under this Letter may not be assigned to any other person or entity without the prior written consent of each of the parties.

         14. MULTIPLE COUNTERPARTS. For the convenience of the parties hereto, this Letter may be executed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and will be construed as, one and the same. A telecopy or facsimile transmission of a signed counterpart of this Letter shall be sufficient to bind the parties whose signature(s) appear thereon.

         15. EFFECTIVE DATE. This Letter will be effective only if (i) it is executed by Southern and (ii) a fully executed copy of this Letter is returned to Southern on or before 5:00 p.m. Eastern time on Friday, September 29, 2000.

         16. NO BREACH OF CONTRACT. By executing this Letter, Southern, Peninsula and the Bank represent and warrant to each other that neither is a party to any contract or obligation inconsistent with performance of its obligations under this Letter.

         17. NON-BINDING NATURE OF LETTER. Except with respect to paragraphs 8, 9 and 10, this Letter is not intended to be a binding contract. Your acceptance of the general principles set forth in this Letter shall not constitute an agreement by any of the parties hereto to consummate the transactions described herein. Such an agreement will be contained only in the Definitive Agreement and this Letter shall not constitute an agreement by any of the parties hereto to enter into the Definitive Agreement.

         We and our advisors are prepared to meet with you and your advisors at your earliest convenience to discuss all aspects of our offer and believe that the Definitive Agreement can be reached without delay. We will do everything possible to bring the transaction to a prompt completion and look forward to working with you to achieve this objective.

Very truly yours,

SOUTHERN COMMUNITY BANCORP

By: /s/ Charlie W. Brinkley, Jr.
    -------------------------------------
Name:  Charlie W. Brinkley, Jr.
Title: Chairman and CEO

Dr. P. T. Fleuchaus
Mr. Thomas H. Dargan, Jr.
September 22, 2000
Page 6


Accepted and Agreed to
as of the 22nd day of September, 2000.

PENINSULA BANCORP, INC.

By: /s/ P. T. Fleuchaus
   ---------------------------------------
Name:  P. T. Fleuchaus
Title: Chairman of the Board

PENINSULA BANK OF CENTRAL FLORIDA

By: /s/ Thomas H. Dargan, Jr.
   ---------------------------------------
Name:  Thomas H. Dargan, Jr.
Title: President and CEO